REGULATORY MATTERS

Investigations and settlements

As part of various investigations by a
number of federal, state, and foreign
regulators and governmental entities,
relating to certain practices in the
mutual fund industry, including late
trading, market timing and marketing
support payments to securities dealers who sell fund shares, Franklin Resources, Inc.
and certain of its subsidiaries
(collectively, the "Company"), entered into settlements with certain of those regulators.

Specifically, the Company entered into
settlements with the Securities and Exchange
Commission ("SEC") concerning market timing
(the "August 2, 2004 SEC Order") and
marketing support payments to securities dealers who sell fund shares (the "December
13, 2004 SEC Order") and with the California
Attorney General's Office ("CAGO")
concerning marketing support payments to securities dealers who sell fund shares (the
"CAGO Settlement"). Under the terms of the settlements with the SEC and the CAGO, the Company retained an Independent Distribution
Consultant ("IDC") to develop separate plans for the distribution of the respective settlement monies. The CAGO approved the distribution plan pertaining to the distribution of the monies owed under the CAGO settlement agreement, and in March
2005, the disbursement of monies to the
relevant funds in accordance with the terms and conditions of that settlement was completed.

On June 23, 2006, the SEC approved the IDC's proposed plan of distribution arising from the December 13, 2004 SEC Order. The relevant funds recorded the settlement as other income and disbursement of the settlement monies to the designated funds in accordance with the terms and conditions of the SEC's order and the plan will be completed in August, 2006.

The IDC has also completed a proposed Plan of Distribution under the August 2, 2004 SEC
Order resolving the SEC's market timing
investigation and has submitted that plan to the SEC staff, where it is under review.
The SEC has announced the following expected schedule with respect to the market timing
Plan of Distribution: "The SEC anticipates that Notice of the Plan will be published on or after September 15, 2006. After publication and comment, the proposed
Distribution Plan will be submitted to the SEC for approval. When the SEC approves the proposed Distribution Plan, with modifications as appropriate, distributions will begin pursuant to that Plan. The SEC anticipates the distribution will begin in the fall of 2006."

In addition, the Company, as well as most of the mutual funds within Franklin Templeton
Investments and certain current or former officers, directors, and/or employees, have been named in private lawsuits (styled as shareholder class actions, or as derivative actions on behalf of either the named funds or Franklin Resources, Inc.) relating to the industry practices referenced above, as well as to allegedly excessive advisory fees, commissions, and/or 12b-1 fees. The lawsuits were filed in different courts throughout the country. Many of those suits are now pending in a multi-district litigation in the United
States District Court for the District of
Maryland.

The Company and fund management strongly believe that the claims made in each of the private lawsuits referenced above are without merit and intend to defend against them vigorously. The Company cannot predict with certainty the eventual outcome of these lawsuits, nor whether they will have a material negative impact on the Company. If it is determined that the Company bears responsibility for any unlawful or inappropriate conduct that caused losses to the Trust, it is committed to making the Trust or their shareholders whole, as appropriate.